March 28, 2017

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: E.I.I. Realty Securities Trust (the “Registrant”) Annual Report filed on Form N-CSR for the annual period ended June 30, 2016

Dear Mr. Burak:

On behalf of the Registrant, this letter responds to your comments made by telephone on February 28, 2017 related to the Registrant’s annual reports on Form N-CSR for the annual period ended June 30, 2016. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:

1.       Staff Comment: The Staff noted the E.I.I. International Property Fund (the “International Fund”) and the E.I.I. Global Property Fund (the “Global Fund”) had portfolio turnover rates of 79% and 135%, respectively, which was higher than previous years. The Staff requested further information on the reasoning behind the increase in turnover rates. They further noted that these turnover rates were not themselves excessively high and that there was disclosure in the funds’ prospectus regarding portfolio turnover risk. The Staff stated that Item 16(e) of Form N-1A requires a fund’s Statement of Additional Information to explain any significant variation in a fund’s portfolio turnover rates over the two most recently completed fiscal years. Lastly, in future Form N-1A filings, the Staff noted that the Registrant should explain any significant variation in a fund’s portfolio turnover rates over the two most recently completed fiscal years.

Response: The portfolio turnover rates for the International and Global Funds varied from the prior year in light of, among other things, sales activity and shareholder redemptions. The Registrant acknowledges the Staff’s comment and, consistent with the requirements of Item 16(e), will explain any significant variations in a fund’s portfolio turnover rates in future filings.

2. Staff Comment: The Staff noted that the investment adviser (“Adviser”) has voluntarily agreed to cap certain expenses to limit the direct total annual expenses of each of the Registrant’s portfolio series and the Adviser may seek payment of or recoup a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the expense limitations as disclosed in Registrant’s fee tables and prospectuses. The SEC’s position is that the recoupment of fees should occur within a three year window from the date of the waiver. In addition the Staff asked that we please explain the funds’ consideration of the need to accrue a liability for the potential recoupment of waived fees under ASC450.

Response: Registrant acknowledges the Staff’s position with regard to the three year limitation on expense recoupment payments and the Adviser agrees not to seek recoupment beyond such limit. In addition, management has done the relevant analysis and determined a liability should not be recorded by any of the funds for the recoupment of previously waived fees by the funds.

3.       Staff Comment: The Total Annual Fund Operating Expenses After (Fee Waiver) Recoupment for the Investor Class shares of the E.I.I. Realty Securities Fund (the “Fund”) reflected in the October 28, 2016 prospectus fee table is 1.05%. The footnote to this fee table and Note C to the Registrant’s financial statements state that the Adviser has voluntarily agreed to waive a portion of its investment advisory fees and/or absorb the expenses of the Fund (excluding certain investment related and extraordinary expenses, and acquired fund fees and expenses) to the extent necessary to limit the direct total annual expenses to not more than 1.25% of the average daily net assets of the Investor Class shares of the Fund. The Staff asked the Registrant to confirm the correct Fund’s net expense ratio.

Response: The Registrant confirms that the Fund’s total annual operating expenses after (fee waiver) recoupment is 1.05% and this will be reflected in future filings.

If you have any questions or comments, please contact me at 212-735-9500.

Sincerely,

Michael J. Meagher

Treasurer and Chief Compliance Officer

E.I.I. Realty Securities Trust